SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                    ______________________

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       Brookstone, Inc.
                       (Name of Issuer)

                 Common Stock, Par Value $.001
                (Title of Class of Securities)

                           114537103
                        (CUSIP Number)

                       Arthur Goetchius
 300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
        (Name, address and telephone number of person authorized to receive notices and communications)

                       November 19, 1996
   (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement
 [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).

                      Page 1 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        EGS Associates, L.P.
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       87,500
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       87,500
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       87,500
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       1.13%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       PN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 2 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        EGS Partners, L.L.C.
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       215,737
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       216,037
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       216,037
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       2.78%
________________________________________________________________________
_____
      (14)  TYPE OF REPORTING PERSON **
                                       IA
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 3 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        Bev Partners, L.P.
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       45,950
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       45,950
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       45,950
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       .59%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       PN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 4 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
              Jonas Partners, L.P.
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       27,513
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       27,513
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       27,513
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       .35%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       PN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 5 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        William Ehrman
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                   AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       376,700
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       377,000
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       -0-
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       4.85%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       IN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 6 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        Frederic Greenberg
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       376,700
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       377,000
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       377,000
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       4.85%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       IN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 7 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        Frederick Ketcher
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       376,700
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       377,000
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       377,000
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       4.85%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       IN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 8 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        Jonas Gerstl
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        AF   OO   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       382,100
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       389,100
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       389,100
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       5.01%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       IN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 9 of 19 Pages

                             13D
CUSIP No. 114537103
________________________________________________________________________
_____
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        James McLaren
________________________________________________________________________
_____
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)
[ ]
                                                                    (b)
[X]
________________________________________________________________________
_____
     (3)  SEC USE ONLY

________________________________________________________________________
_____
     (4)  SOURCE OF FUNDS **
                        AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
________________________________________________________________________
_____
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
________________________________________________________________________
_____

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       376,700
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       377,000
________________________________________________________________________
_____
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       377,000
________________________________________________________________________
_____
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
________________________________________________________________________
_____
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                       4.85%
________________________________________________________________________
_____
     (14)  TYPE OF REPORTING PERSON **
                                       IN
________________________________________________________________________
_____
              ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                      Page 10 of 19 Pages

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the common stock, $.001 par value (the
"Common
Stock"), issued by Brookstone, Inc., a Delaware corporation (the
"Company"),
whose principal executive offices are 17 Riverside Street, Nashua, NH
03062.

ITEM 2.   IDENTITY AND BACKGROUND.

    (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in two of the discretionary accounts managed by EGS Partners, (iii) Bev
Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of
Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev
Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of
Common Stock beneficially owned by him and his wife (including shares held in trust for their children), EGS Associates, EGS Partners, Bev Partners, and
Jonas Partners; and (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas
Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
    The general partners of EGS Associates, Bev Partners, and Jonas Partners, and the members of EGS Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren (collectively, the "General Partners").
    (b)  The address of the principal business and principal office of
(i)
EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and each of the
General Partners is 300 Park Avenue, New York, New York 10022
    (c) The principal business of each of EGS Associates, Bev Partners, and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners, and Jonas Partners and members of EGS Partners.
    (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining
                      Page 11 of 19 Pages
future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
    (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, and Jonas Partners are
Delaware limited partnerships. EGS Partners is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The net investment cost (including commissions, if any) of the shares of
Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $887,731, $1,906,782, $427,631, and $267,702, respectively.
    The net investment cost (excluding commissions, if any) of the shares of
Common Stock owned directly by Mr. Gerstl and his wife (including shares held in trust for his children) is approximately $138,341.
    Messrs. Ehrman, Greenberg, Ketcher and McLaren currently own no shares of Common Stock.
    The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Gerstl were purchased with personal funds.
    The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Gerstl are held in accounts maintained at Morgan Stanley & Co. Inc. or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.125% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

    The purpose of the acquisition of the shares of the Common Stock by the
Reporting Persons was for investment. The Reporting Persons have recently disposed of and each may in the future dispose of any and all of the shares of the Common Stock held by it or him at any time, or acquire other shares.
    None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

                      Page 12 of 19 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

    (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,768,613 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 12, 1996, as reflected in the company's quarterly report on
Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended August 3, 1996 (which is the most recent Form 10-
Q on file).

    As of the close of business on November 22, 1996:

         (i) EGS Associates owns beneficially 87,500 shares of Common Stock, constituting approximately 1.13% of the shares outstanding.
         (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934,
as amended (the "Act"), EGS Partners may be deemed to own beneficially
216,037
shares, constituting approximately 2.78% of the shares outstanding, purchased for discretionary accounts managed by it.
         (iii)Bev Partners owns beneficially 45,950 shares of Common Stock, constituting less than 1% of the shares outstanding.
         (iv) Jonas Partners owns 27,513 shares of Common Stock, constituting less than 1% of the shares outstanding.
         (v) Mr. Gerstl owns beneficially through ownership by himself and his wife (including shares held in trust for their children), 12,100 shares of Common Stock, constituting less than 1% of the shares outstanding.
         (vi) Messrs. Ehrman, Ketcher, Greenberg and McLaren own directly no shares of Common Stock.
         By reason of the provisions of Rule 13D-3 of the Act, each of the
General Partners may be deemed to own the 87,500 shares beneficially owned by
EGS Associates, the 216,037 shares beneficially owned by EGS Partners, the
45,950 shares beneficially owned by Bev Partners, and the 27,513 shares beneficially owned by Jonas Partners. When the shares beneficially owned by
EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 377,000 shares of Common Stock, constituting approximately 4.85% of the shares outstanding.
         (vii)In the aggregate, the Reporting Persons beneficially own a total of 389,100 shares of Common Stock, constituting approximately 5.01% of the shares outstanding.

         (b) (i) Each of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 300 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
              (ii) Mr. Gerstl has no power to vote and shared power to dispose of shares owned by his wife in trust for their children and Mr. Gerstl has the shared power to vote and dispose of the shares owned directly by him and his wife in joint accounts.
         (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to November 19, 1996 until November 22, 1996 by EGS
                      Page 13 of 19 Pages

Associates, EGS Partners, Jonas Partners, and Bev Partners are set forth in
Schedules A, B, C, and D, respectively, and were all effected in the over-the-counter market. During such period, Messrs. Ehrman, Greenberg, Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

         (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.
                             Page 14 of 19 Pages

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 26, 1996
                                       /s/ Ellen Martino
                                       Ellen Martino, as Attorney-in
Fact for
                                       William Ehrman, individually and
as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS,
L.P.,
                                       and JONAS PARTNERS, L.P., and as
a
                                       member of EGS PARTNERS, L.L.C.

                                       /s/ Ellen Martino
                                       Ellen Martino, as Attorney-in-
Fact for
                                       Frederic Greenberg, individually
and
                                       as general partner of each of
EGS
                                       ASSOCIATES, L.P., BEV PARTNERS,
L.P.,
                                       and JONAS PARTNERS, L.P., and as
a
                                       member of EGS PARTNERS, L.L.C.


                                       /s/ Frederick Ketcher
                                       Frederick Ketcher, individually
and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS,
L.P.,
                                       and JONAS PARTNERS, L.P., and as
a
                                       member of EGS PARTNERS, L.L.C.


                                       /s/ Jonas Gerstl
                                       Jonas Gerstl, individually and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS,
L.P.,
                                       and JONAS PARTNERS, L.P., and as
a
                                       member of EGS PARTNERS, L.L.C.


                                       /s/ James McLaren
                                       James McLaren, individually and
as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS,
L.P.,
                                       and JONAS PARTNERS, L.P., and as
a
                                       member of EGS PARTNERS, L.L.C.

                             Page 15 of 19 Pages

                                 Schedule A

                            EGS Associates, L.P.

                      Transactions in the Common Stock

                                                    Price Per Share
Date of                Number of                    (including
Transaction            Shares Purchased/(Sold)      Commissions, if any)
________________________________________________________________________
__

11/8/96                8,000                        $9.54
11/19/96               6,200                        $9.25





                             Page 16 of 19 Pages

                                 Schedule B

                             EGS Partners, L.P.

                      Transactions in the Common Stock

                                                    Price Per Share
Date of                Number of                    (including
Transaction            Shares Purchased/(Sold)      Commissions, if any)
________________________________________________________________________
__
9/24/96                 3,000                       $10.38
11/8/96                 5,000                       $ 9.63
11/8/96                 7,000                       $ 9.54
11/19/96               10,300                       $ 9.25




                             Page 17 of 19 Pages

                                 Schedule C

                            Jonas Partners, L.P.

                      Transactions in the Common Stock

                                                    Price Per Share
Date of                Number of                    (including
Transaction            Shares Purchased/(Sold)      Commissions, if any)
________________________________________________________________________
__
9/24/96                2,000                        $10.38
11/8/96                5,000                        $ 9.54
11/19/96               1,500                        $ 9.25


                             Page 18 of 19 Pages

                                 Schedule D

                             Bev Partners, L.P.

                      Transactions in the Common Stock

                                                    Price Per Share
Date of                Number of                    (including
Transaction            Shares Purchased/(Sold)      Commissions, if any)
________________________________________________________________________
__
9/24/96                10,000                       $10.38
11/8/96                 5,000                       $ 9.54
11/19/96                2,000                       $ 9.25


                             Page 19 of 19 Pages